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SEC FILE NUMBER
8-68100

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IIFL Capital Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas, Suite # 1502
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum **(212) 897-1694**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 MAY -4 PM 2:43
SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

IIFL Capital Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Rahul Ajmera, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to IIFL Capital Inc. for the year ended March 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President
Title



Notary Public


HEICHING VICKY MA
Notary Public - State of New York
NO. 01MA6353793
Qualified in Queens County
My Commission Expires Jan 30, 2021

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
IIFL Capital, Inc.

We have audited the accompanying statement of financial condition of IIFL Capital, Inc. (the "Company"), as of March 31, 2017. This financial statement is the responsibility of IIFL Capital, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of IIFL Capital, Inc. as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

April 28, 2017

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 **withum.com**

IIFL Capital Inc.

Statement of Financial Condition
March 31, 2017

Assets	
Cash	$ 940,947
Due from parent	93,000
Other assets	16,261
Total assets	**$ 1,050,208**
Liabilities and Stockholder's Equity	
Accounts payable and other accrued liabilities	$ 221,191
Total liabilities	221,191
Stockholder's equity:	
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	687,490
Retained earnings	141,517
Total stockholder's equity	829,017
Total liabilities and stockholder's equity	**$ 1,050,208**

The accompanying notes are an integral part of this financial statement.

1. Organization

IIFL Capital Inc. (the Company) is a wholly owned subsidiary of IIFL Holdings Ltd., Mumbai, India. (Parent). The Company provides brokerage and research services to institutional investors in the United States investing in securities of companies principally headquartered in India. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's customers transact their business on a delivery versus payment basis. The settlement of the customer securities transactions is facilitated by the Parent in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

2. Significant Accounting Policies

a) Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits; however, the Company does not consider itself to be at risk with respect to its cash deposits.

Cash includes $100,000 in a special account segregated in compliance with federal regulations to cover commission rebate liabilities amounting to approximately $14,000 included in accounts payable and other accrued liabilities.

b) Revenues

The Company receives fees from its Parent for performing sales and marketing functions on behalf of the Parent to attract institutional customers. The fees are based on expenses incurred by the Company in relation to the marketing activities such as compensation and benefits, professional services, occupancy, travel and other operating costs plus a profit factor.

c) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and are included in other assets on the statement of financial condition. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and amounted to $586 for the year ended March 31, 2017 and is include in other expense on the statement of operations.

d) Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

e) Estimates

The statement of financial condition are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Company's customer securities transactions are facilitated by the Parent in India. Commissions earned are collected by the Parent and the Company is entitled to a monthly Cost Plus fee. For the year ended March 31, 2017, the Company earned commission revenue from the Parent in the amount of $1,353,000 of which $93,000 is due from the Parent at March 31, 2017.

The Company maintains an administrative services agreement with its Parent whereby the Parent is to provide certain services. Management determined the amount of certain expenses paid directly by the Parent that should be allocated to the Company, such as rent, office expenses and other operating expenses. The aggregate amount of these services paid to the Parent during 2016 was $75,305. There are no amounts due to or due from this affiliate as on March 31, 2017.

4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method of computing net its net capital. Under this method, net capital as defined, shall not be less than $250,000. At March 31, 2017, the Company had net capital of $719,756 which exceeded requirements by $467,756.

5. Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

The Company's policy is to continuously monitor its exposure to market and counterparty risk by using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

6. Income Taxes

Total tax expense is $74,100 and represents Federal, state and local taxes as follows:

Federal income tax	$ 54,000
State and local taxes	20,100
Total current tax	$ 74,100

The difference between the statutory federal tax rate of 35% and the effective tax rate is 31% as follows:

Pretax net income	$ 176,929
Expected federal tax at statutory rate of 35%	61,925
State and city taxes	(7,035)
Nondeductible expenses	2,890
Other reconciling items	(3,780)
Federal tax expense reflected in these financial statements	$ 54,000

The Company does not have any uncertain tax position or any known unrecognized tax benefits at March 31, 2017.

7. 401k Plan

The Company also sponsors a qualified defined contribution salary reduction 401(k) plan covering all eligible employees. The maximum contribution payable under the plan is equal to a defined percentage of the eligible employee's salary subject to Internal Revenue Service ("IRS") limits. Employee contributions may be matched at the discretion of the Company subject to IRS limits.

8. Concentrations

The Company is dependent on its Parent for 100% of its revenue.

Substantially all of the Company's cash is held in accounts at a major commercial bank.

Management does not expect any losses to result with respect to any of these concentrations.